July 6, 2012

Via E-Mail

Terence O’Brien, Branch Chief

United States Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549-4631

RE:    Blount International, Inc.

           Form 10-K

           Filed March 13, 2012

           File No. 1-11549

Dear Mr. O’Brien:

Thank you for your further comment letter dated June 21, 2012 regarding our Form 10-Q for the period ended March 31, 2012. We appreciate your assistance with improving our disclosures and financial reporting. For your convenience, we have set forth your comments in bold type face below and have added our responses and explanatory comments beneath each item. The numbering of the paragraphs below corresponds to the numbering of your original comments.

Form 10-Q for the period ended March 31, 2012

Management’s Discussion and Analysis, page 21

Operating Results, page 21

1.      We have read your response to comment 8 in our letter dated May 21, 2012. It is not clear why you cannot apparently quantify higher unit sales volume, including volume attributable to the recently acquired businesses, impacting this segment’s gross profit and/or operating income/loss. Please explain. Regarding the supply problems with certain vendors of SpeeCo, the extent of the problem is also not clear. In this regard, you have told us that these vendors “were temporarily unable to provide components when needed during the first quarter of 2012, which affected our ability to supply products to customers when requested.” In “an attempt to maintain customer service levels”, you incurred “higher air freight expenses to expedite deliveries” but expect such higher freight costs into at least the second and third quarters of 2012. Please tell us and revise future filings accordingly to: i) disclose whether the vendors were unable to provide components also during the second quarter of 2012, and to provide your outlook for the third quarter and rest of the year regarding this issue; and ii) clarify whether other Company businesses could supply the component in question. If your other businesses could not supply the component themselves, it is not clear how expedited shipping on your part would address the underlying component procurement problem.

Response: We are able to quantify the effects of unit volume changes on our gross profit and operating income and did so in our response to your first letter but can understand that our statement was not as clear as it could have been. Following is a clearer explanation in response to your original question:

Increased unit sales volume, including sales of recently acquired businesses, added $7.1 million to gross profit and contribution to operating income of the FRAG segment in the first quarter of 2012 compared with the first quarter of 2011. However, the benefit to contribution to operating income from increased unit sales volume was more than offset by increased acquisition accounting effects of $2.0 million, increased SG&A expenses of $7.6 million, primarily attributable to recently acquired businesses, higher production and sourcing costs associated with supplier problems and the relocation of SpeeCo’s assembly operations from Golden, Colorado to Kansas City, Missouri.

4909 SE INTERNATIONAL WAY     |     PORTLAND, OREGON 97222     |     503.653.8881

Regarding our supply problems with certain vendors, most of SpeeCo’s supply chain begins with unaffiliated factories in China. Currently, Blount’s owned factories are not capable of producing components utilized in SpeeCo’s product lines. Under normal circumstances, component parts and resale products are shipped via ocean transport, which takes several weeks for delivery. During the first quarter of 2012, due to problems with obtaining certain components on a timely basis from certain of these suppliers, we fell behind on deliveries to our customers. This situation was most acute with respect to our log splitter product lines. In order to serve these customers as best we could under the circumstances, we elected to incur higher air freight costs to expedite the delivery of products from China to our distribution center in the U.S., where the component parts from suppliers in China are assembled and the finished products are shipped to our customers

During the second quarter, we have made progress in reducing our accumulated backorders and in improving customer service levels, but we have continued to use air freight services and incur higher than normal freight costs. Deliveries from these vendors have improved during the second quarter of 2012, however, such deliveries have not yet reached a sufficient level to meet all of our customer demand. We continue to have an above average level of accumulated back ordered log splitters and other products in our FRAG segment. We expect that these suppliers will continue to increase their deliveries to us during the second and third quarters and alleviate this problem. We expect higher than normal freight costs to continue during the second and third quarters of 2012, and currently do not expect such higher costs to continue after the third quarter of 2012. We continue to believe that the current delivery problems are temporary and will be resolved later in the year from increased vendor deliveries of components, and from the seasonal reduction in orders that normally occurs for these products in the fourth quarter of each year.

Financial Condition, Liquidity, and Capital Resources, page 25

2.      We have read your response to comment 9 in our letter dated May 21, 2012. In future filings regarding your explanation of the variances within accounts receivable, please address whether there was a material change in the aging of receivables. Please refer to Section 501.13.b. of the FRC.

Response: In future filings we will include discussion of a material change in the aging of receivables, should such a change occur.

Please let us know if you have any additional comments or require any additional information.

Best Regards,

Calvin E. Jenness

Senior Vice President and

Chief Financial Officer

(Principal Financial Officer)

Blount International, Inc.

Cc    Jenn Do, Division of Corporation Finance

         Al Pavot, Division of Corporation Finance